UNITED STATES OIL FUND, LP

Supplement dated November 8, 2006
to the
Prospectus dated October 18, 2006

The attached pages must accompany your Prospectus dated October 18, 2006. Please make the following replacements to that Prospectus.

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Please replace the cover page of your Prospectus dated October 18, 2006 with the attached cover page.

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Please replace the last page of the Table of Contents of your Prospectus dated October 18, 2006 with the attached last page of the Table of Contents.

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Please replace page 7 of your Prospectus dated October 18, 2006 with the attached page 7.

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Please replace page 29 of your Prospectus dated October 18, 2006 with the attached page 29.

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Please replace the portion of page 30 above the section “How Does USOF Operate?” of your Prospectus dated October 18, 2006 with the attached portion of page 30 above the section “How Does USOF Operate?”

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Please replace page 33 of your Prospectus dated October 18, 2006 with the attached page 34.

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Please replace the graph on page 34 of your Prospectus dated October 18, 2006 with the graph on the attached page 35.

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Please replace page SAI-1 of your SAI dated October 18, 2006 with the attached SAI-1.

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The foregoing changes have been incorporated into the United States Oil Fund, LP Prospectus dated November 3, 2006, currently available on United States Oil Fund, LP’s website (http://www.unitedstatesoilfund.com/pdfs/uso-prospectus.pdf) as of the date of this supplement. If you have any questions, please call us at 1.800.920.0259 or write us at 1625 Broadway, Suite 2200 Denver, CO 80202. Please retain this supplement with your United States Oil Fund, LP Prospectus for your reference.

PROSPECTUS

United States Oil Fund, LP

30,000,000 Units

United States Oil Fund, LP, a Delaware limited partnership, is a commodity pool that will issue units that may be purchased and sold on the American Stock Exchange. United States Oil Fund, LP is referred to as USOF throughout this document. The investment objective of USOF is for changes in percentage terms of the units’ net asset value to reflect the changes in percentage terms of the spot price of West Texas Intermediate light, sweet crude oil delivered to Cushing, Oklahoma, less USOF’s expenses. This is a best efforts offering. USOF will continuously offer creation baskets consisting of 100,000 units to authorized purchasers through ALPS Distributors, Inc., which is the marketing agent. A list of USOF’s current authorized purchasers is available from the marketing agent. Authorized purchasers will pay a transaction fee of $1,000 for the creation of each creation basket. There are no arrangements to place funds in an escrow, trust, or similar account. This will be a continuous offering and will not terminate until all of the registered units have been sold.

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Authorized purchasers may purchase creation baskets of 100,000 units. The per unit price of units on a particular day will be the total net asset value of USOF calculated shortly after the close of the American Stock Exchange on that day divided by the number of issued and outstanding units.

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Authorized purchasers will be the only persons that may place orders to create and redeem baskets. An authorized purchaser is under no obligation to create or redeem baskets, and an authorized purchaser is under no obligation to offer to the public units of any baskets it does create. Authorized purchasers that do offer to the public units from the baskets they create will do so at per-unit offering prices that are expected to reflect, among other factors, the trading price of the units on the American Stock Exchange, the net asset value of USOF at the time the authorized purchaser purchased the creation basket and the net asset value of the units at the time of the offer of the units to the public, the supply of and demand for units at the time of sale, and the liquidity of the oil futures contract market and the market for other oil interests, and are expected to fall between USOF’s net asset value and the trading price of the units on the American Stock Exchange at the time of sale. Units initially comprising the same basket but offered by authorized purchasers to the public at different times may have different offering prices. Units are expected to trade in the secondary market on the American Stock Exchange. Units may trade in the secondary market at prices that are lower or higher relative to their net asset value per unit. The amount of the discount or premium in the trading price relative to the net asset value per unit may be influenced by various factors, including the number of investors who seek to purchase or sell units in the secondary market and the liquidity of the oil futures contract market and the market for other oil interests. Authorized purchasers will not be required to sell any specific number or dollar amount of units.

USOF is not a mutual fund registered under the Investment Company Act of 1940 and is not subject to regulation under such Act.

Some of the risks of investing in USOF include:

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Investing in oil interests subjects USOF to the risks of the oil industry and this could result in large fluctuations in the price of USOF’s units.

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If certain correlations do not exist, then investors may not be able to use USOF as a cost-effective way to invest indirectly in oil or as a hedge against the risk of loss in oil-related transactions.

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USOF does not expect to make cash distributions.

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USOF and its general partner may have conflicts of interest, which may permit them to favor their own interests to your detriment.

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USOF has a limited operating history so there is no extensive performance history to serve as a basis for you to evaluate an investment in USOF.

Investing in USOF involves other significant risks. See “What Are the Risk Factors Involved with an Investment in USOF?” starting on page 11.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED IN THIS PROSPECTUS, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE COMMODITY FUTURES TRADING COMMISSION (“CFTC”) HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS IT PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

This prospectus is in two parts: a disclosure document and a statement of additional information. These parts are bound together, and both contain important information.

	Per Unit	Per Basket
Price of the units*	$54.68	$5,468,000

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*

Based on the price that would be in effect on October 16, 2006. Price may vary based on NAV in effect on a particular day.

The date of this prospectus is November 3, 2006.

Page

Privacy Policy	73
U.S. Federal Income Tax Considerations	73
Other Tax Considerations	81
Investment by ERISA Accounts	81
Information You Should Know	84
Statement Regarding Forward-Looking Statements	84
Where You Can Find More Information	84
Summary of Promotional and Sales Material	85
Patent Application Pending	85
Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm
Appendix A:
Glossary of Defined Terms
Appendix B:
United States Oil Fund, LP Form of Second Amended and Restated Agreement of Limited Partnership
Appendix C:
Market Watch Interview with John Hyland — Portfolio Manager, April 10, 2006
STATEMENT OF ADDITIONAL INFORMATION
Overview of the Petroleum Industry
Overview of Crude Oil
Crude Oil Regulation

Until November 13, 2006 (10 days after the date of this prospectus), all dealers effecting transactions in the offered units, whether or not participating in this distribution, may be required to deliver a prospectus. This requirement is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

Breakeven Analysis*

The breakeven analysis below indicates the approximate dollar returns and percentage required for the redemption value of a hypothetical $55.38 initial investment in a single unit to equal the amount invested twelve months after the investment was made. (We based the $55.38 assumption on USOF’s NAV on October 2, 2006. This breakeven analysis refers to the redemption of baskets by Authorized Purchasers and is not related to any gains an individual investor would have to achieve in order to break even. The breakeven analysis is an approximation only.

Assumed initial selling price per unit	$55.38
Management Fee (0.50%)**	$.2769
Creation Basket Fee***	$(.01)
Estimated Brokerage Fee (.15%)****	$.0831
Interest Income (4.78%)*****	$(2.65)
Amount of trading income (loss) required for the redemption value at the end of one year to equal the initial selling price of the unit	$(2.30)
Percentage of initial selling price per unit	$(4.153%)

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*

Authorized Purchasers will pay a transaction fee of $1,000 to USOF for each order they place to create or redeem one or more baskets.

**

USOF is contractually obligated to pay the General Partner a management fee based on daily net assets and paid monthly of 0.50% per annum on average net assets of $1,000,000,000 or less. For purposes of this example we assumed that the average net assets are $1,000,000,000 or less. If the average net assets were greater than $1,000,000,000 then the management fee would be 0.20% and the breakeven amount would be lower.

***

Authorized Purchasers are required to pay a Creation Basket fee of $1,000 per order. An order must be at least one basket, which is 100,000 units. This breakeven analysis assumes a hypothetical investment in a single unit so the Creation Basket fee is $.01 (1,000/100,000).

****

USOF determined this estimate as follows. The breakeven analysis assumes an initial investment by an investor in one unit. USOF would be required to issue one Creation Basket of 100,000 units in order for the investor to purchase the one unit. Assuming the price of the units was $55.38, USOF would receive $5,538,000 upon the sale of the basket. USOF would be required to purchase and sell (in order to close out) 100 oil futures contracts at $553,800 per contract (1,000 barrels of oil per contract × $55.38 per barrel) during each month of the year, or 1,200 contracts bought and sold per year. Futures commission merchants typically charge approximately $3.50 per contract buy or sale ($7.00 per buy and sale, or “round turn”), so the total annual commission charge would be $8400 (1,200 contracts per year × $7.00 per buy and sell per contract). As a percentage of the total investment of $5,538,000 to support the issuance of the Creation Basket, USOF’s annual commission expense would be .015% ($8400 ÷ $5,538,000).

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USOF earns interest on funds it deposits with the commodities futures merchant and the Custodian and it estimates that the interest rate will be 4.78% based on the current interest rate on three-month Treasury Bills as of September 12, 2006. The actual rate may vary.

Compensation and Fees to the General Partner

USOF pays a management fee to the General Partner as follows:

Assets

First $1,000,000,000	0.50% of NAV
After the first $1,000,000,000	0.20% of NAV

Prior Performance of the General Partner and Affiliates

On September 11, 2006, the General Partner formed USNG, but since it has not begun trading there is no prior performance for USNG. USOF’s offering began on April 10, 2006 and is a continuous offering. As of August 31, 2006, the total amount of money raised by USOF from Authorized Purchasers was $776,368,000; the total number of Authorized Purchasers was 6; the number of baskets purchased by Authorized Purchasers was 117; and the aggregate amount of units purchased was 11.7 million. For more information on the performance of USOF, see the Performance Tables below.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Experience in Raising and Investing in Funds

Dollar Amount Offered:	$1,046,860,000

Dollar Amount Raised:	$776,368,000

Organizational Expenses:
SEC registration fee:	$111,369.93
AMEX Listing Fee:	$5,000
Auditor’s fees and expenses*:	$44,000
Legal fees and expenses*:	$1,151,354.68
Printing expenses*:	$400,000

Length of Offering:	Continuous

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*

Paid for by an affiliate of the General Partner

Compensation to the General Partner and Other Compensation

Expenses Paid by USOF through July 31, 2006 in dollar terms (unaudited):

Expense	Amount in Dollar Terms

Amount Paid to General Partner:	$329,395
Amount Paid in Portfolio Brokerage Commissions:	$99,542
Other Amounts Paid:	$0
Total Expenses Paid:	$428,937

Expenses Paid by USOF through July 31, 2006 as a Percentage of Average Daily Net Assets (unaudited)

Expenses	Amount as a Percentage of Average Daily Net Assets

General Partner	0.50% annualized
Portfolio Brokerage Commissions	0.13% annualized
Total Expense Ratio	0.63% annualized

Performance Capsule

Name of Commodity Pool:	USOF
Type of Commodity Pool:	Exchange traded security
Inception of Trading:	April 10, 2006
Aggregate Gross Capital Subscriptions (from inception through August 31, 2006):	$776,368,000
Total Net Assets as of August 31, 2006:	$413,791,074
Initial NAV Per Unit as of Inception:	$67.39
NAV per Unit as of August 31, 2006:	$64.65
Worst Monthly Percentage Draw-down:	August 2006 (6.97%)
Worst Peak-to-Valley Draw-down:	June 2006-August 2006 (7.47%)
Total Rate of Return Since Inception:	(4.07%)

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Month	Rates of Return For the Year 2006
April	3.47%
May	(2.91%	)
June	3.16%
July	(0.50%	)
August	(6.97%	)

Draw-down: Losses experienced by a pool or trading program over a specified period. Draw-down is measured on the basis of monthly returns only and does not reflect intra-month figures.

Worst Monthly Percentage Draw-down: The largest single month loss sustained since inception of trading.

Worst Peak-to-Valley Draw-down: The largest percentage decline in the NAV per unit over the history of a pool or trading program. This need not be a continuous decline, but can be a series of positive and negative returns where the negative returns are larger than the positive returns. Worst Peak-to-Valley Draw-down represents the greatest percentage decline from any month-end NAV per unit that occurs without such month-end NAV per unit being equaled or exceeded as of a subsequent month-end.

In addition, Nicholas Gerber, the president and CEO of the General Partner, ran the Marc Stevens Futures Index Fund over 10 years ago. This fund combined commodity futures with equity stock index futures. It was a very small private offering, which had under $1 million in assets. The Marc Stevens Futures Index Fund was a commodity pool and Mr. Gerber was the CPO. Ameristock Corporation is an affiliate of the General Partner and it is a California-based registered investment advisor registered under the Investment Advisors Act of 1940 that has been sponsoring and providing portfolio management services to mutual funds since 1995. Ameristock Corporation is the investment adviser to the Ameristock Mutual Fund, Inc., a mutual fund registered under the Investment Company Act of 1940 that focuses on large cap U.S. equities that has approximately $800 million in assets.

How Does USOF Operate?

The investment objective of USOF for changes in percentage terms of the units’ NAV to reflect the changes in percentage terms of the spot price of West Texas Intermediate light, sweet crude oil delivered to Cushing, Oklahoma, less USOF’s expenses. USOF will invest in Oil Futures Contracts, which are futures contracts for WTI light, sweet crude oil, other types of crude oil, heating oil, gasoline, natural gas, and other petroleum-based fuels that are traded on the New York Mercantile Exchange or other U.S. and foreign exchanges, and Other Oil Interests such as cash-settled options on Oil Futures Contracts, forward contracts for oil and over-the-counter transactions that are based on the price of oil, other petroleum-based fuels, Oil Futures Contracts and indices based on the foregoing.

The primary catalyst for determining the allocation mix of Oil Futures Contracts and Other Oil Interests to be purchased by the General Partner is speculative position limits of the exchanges and the ability to manage USOF’s investments in a smooth and controlled manner. As noted above, USOF anticipates investing in Oil Futures Contracts that are traded on U.S. and foreign exchanges. USOF intends to purchase futures contracts on foreign exchanges, such as the ICE Futures or the Singapore Exchange, if permitted under applicable regulatory

GRAPH A

GRAPH B

January 2000 thru September 2006 Monthly Average Spot Prices vs. Monthly Average Futures Price (WTI light, sweet crude oil delivered to Cushing, Oklahoma)

Spot
Future
$75
$60
$45
$30
$15
$0
Jan '00 Average
Jan '01 Average
Jan '02 Average
Jan '03 Average
Jan '04 Average
Jan '05 Average
Jan '06 Average

GRAPH C

Commodity Returns 1996 - September 29, 2006
Crude Oil Futures
Natural Gas Futures
Gasoline Futures
Heating Oil Futures
350
300
250
200
150
100
50
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

What is USOF’s Investment Strategy?

In managing USOF’s assets the General Partner does not intend to use a technical trading system that issues buy and sell orders. The General Partner does intend to employ a quantitative methodology whereby each time a Creation Basket is purchased, the General Partner will purchase oil interests, such as an Oil Futures Contract for WTI light, sweet crude oil traded on the New York Mercantile Exchange, that have an aggregate face amount that approximates the amount of Treasuries and cash received upon the issuance of one or more Creation Baskets.

As an example, assume that a Creation Basket purchase order is placed on January 2, 2007. If one were to assume USOF’s closing NAV per unit for January 2 is $63.76, USOF would receive $6,376,000 for the Creation Basket ($63.76 NAV per unit times 100,000 units, and ignoring the Creation Basket fee of $1,000). Assume that the price of an Oil Futures Contract for WTI light, sweet crude oil on January 3, 2007 is $63,770. Because the price of oil reflected in these Near Month futures contracts on January 3, 2007 is different (in this case, higher) than the price of oil reflected in USOF’s NAV calculated as of January 2, 2007 (the day the corresponding Creation Basket was sold), USOF cannot invest the entire purchase amount corresponding to the Creation Basket in futures contracts — i.e., it can only invest in 99 Oil Futures Contracts with an aggregate value of $6,313,230 ($63,770 per contract times 99 contracts). Assuming a margin equal to 10% of the value of the Oil Futures Contracts which would require $631,323 in Treasuries to be deposited as margin with the futures commission merchant through which the contract was purchased, the remainder of the purchase price for the Creation Basket, $5,744,677, would remain invested in cash and Treasuries as determined by the General Partner from time to time based on factors such as potential calls for margin or anticipated redemptions.

The specific Oil Futures Contracts to be purchased will depend on various factors, including a judgment by the General Partner as to the appropriate diversification of USOF’s investments in futures contracts with respect to the month of expiration, and the prevailing price volatility of particular contracts. While the General Partner anticipates significant investments in New York Mercantile Exchange Oil Futures Contracts, as USOF reaches certain position

STATEMENT OF ADDITIONAL INFORMATION

UNITED STATES OIL FUND, LP

Before you decide whether to invest, you should read this entire Prospectus carefully and consider the risk factors beginning on page 11.

This Prospectus is in two parts: a disclosure document and a statement of additional information. These parts are bound together, and both parts contain important information.

This statement of additional information and accompanying disclosure document are both dated November 3, 2006.

SAI-1